1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 26, 2010	By /s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

REPORT FOR THE FIRST QUARTER OF 2010

IMPORTANT NOTICE

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The board of directors, the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or “the Company” or “Company”) confirm that this announcement does not contain any misrepresentations, misleading statements or material omissions, and accept joint and several responsibilities for the authenticity, accuracy and completeness of its contents.

The Report for the First Quarter of 2010 of the Company (the “Report”) was considered and approved by the fourteenth meeting of the fourth session of the board of the Company (“Board”) and all the thirteen directors of the board attended the meeting.

The financial statements in the Report have not been audited.

“Reporting period” means the period from January to March in 2010.

The Chairman of the Board, Mr. Wang Xin, the Chief Financial Officer, Mr. Wu Yuxiang, and the head of the Planning and Finance Department, Mr. Zhao Qingchun, warrant that the financial statements in the Report are true and complete.

Summary of the unaudited results of the Company and its subsidiaries (the “Group”) for the first quarter ended 31 March 2010 is set out as follows:
•	The Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission.
•

All financial information contained in the Report is prepared in accordance with the relevant requirements and interpretations under the Accounting Standards for Business Enterprises (2006) promulgated by the Ministry of Finance of the PRC. Shareholders of the Company (the “Shareholders”) and public investors should be aware of the different bases for reporting as adopted in this Report, the interim report and the annual report of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).
•

For the first quarter of 2010, the operating income of the Group was RMB7,031.8 million, representing an increase of RMB2,600.2 million or 58.7% as compared with the corresponding period last year. Net profit attributable to the Shareholders was RMB2,100.5 million, representing an increase of RMB1,378.2 million or 190.8% as compared with the corresponding period of the previous year.

•	The information in the Report is the same as the announcement published on the Shanghai Stock Exchange. This announcement is published simultaneously in the PRC and overseas.

§1 General Information of Yanzhou Coal and its Subsidiaries (the “Group”)

1.1	Major Accounting Data and Financial Indicators

	As at the end of the reporting period	As at the end of last year	Increase/decrease at the end of the reporting period as compared with the end of last year (%)
Total assets (RMB)	63,501,410,111	62,252,348,717	2.01
Shareholders’ equity excluding the equity of minority shareholders (RMB)	30,589,695,176	28,357,785,423	7.87
Net assets per share attributable to the Shareholders of the Company (RMB)	6.22	5.77	7.87

	From the beginning of the year to the end of the reporting period	Increase/decrease for the reporting period as compared with the same period last year (%)
Net cash flows from operating activities (RMB)	1,471,511,486	39.93
Net cash flows per share from operating activities (RMB)	0.30	39.93

	The reporting period	From the beginning of the year to the end of the reporting period	Increase/decrease for the reporting period as compared with the same period last year (%)
Net profit attributable to the shareholders of the Company (RMB)	2,100,462,632	2,100,462,632	190.78
Basic earnings per share (RMB)	0.43	0.43	190.78
Basic earnings per share after deducting extraordinary profits and losses (RMB)	0.43	0.43	190.78
Full diluted return on net assets (%)	26.51	26.51	147.76
Full diluted return on net assets after deducting extraordinary profits and losses (%)	26.51	26.51	147.76

Extraordinary profits and losses items	Amount from the beginning of the year to the end of the reporting period (RMB)
Net profit of disposing non-current assets	2,125,083
Non-public donation	-2,529,764
Other expenses	-1,175,282
Subtotal	-1,579,963
Less: Effect of income tax	-394,991
Total amount of extraordinary profits and losses	-1,184,972
Including: amount attributable to the shareholders of the Company	-1,200,680

1.2	Total number of Shareholders at the end of the reporting period and the top 10 shareholders holding tradable shares of the Company which are not subject to trading moratorium

Total number of Shareholders at the end of the reporting period		128,598
Top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Full Name of Shareholders	Number of tradable shares not subject to trading moratorium at the end of the reporting period (shares)	Classes of shares held (A shares, B Shares , H Shares or others)
HKSCC Nominees Limited	1,954,329,946	H Shares
Bill & Melinda Gates Foundation Trust	5,500,000	A Shares
PICC Life Insurance Company Limited	5,099,941	A Shares
Changsheng Tongqing Dividable Transaction Securities Investment Fund	4,655,520	A Shares
Invesco Great Wall No. 2 Domestic Growth Securities Investment Fund	4,279,459	A Shares
Jiashi Growth and Income Securities Investment Fund	4,000,000	A Shares
Jiashi CSI 300 Index Securities Investment Fund	3,795,333	A Shares

ICBC Credit Suisse Bonus Securities Investment Fund	3,539,823	A Shares
Jianxin Advantage Momentum Securities Investment Fund	2,999,978	A Shares
Jiashi Service and Value-added industry Securities Investment Fund	2,919,504	A Shares

§2 Significant Matters

2.1	General Operating Performance of the Group

(I)	Major Operating Data

	First quarter
Items	2010	2009	Increase/decrease (%)
1. Coal Business (kilotonne)
Raw coal production	11,061	8,155	35.63
Salable coal production	10,424	8,070	29.17
Sales volume of salable coal	10,393	7,915	31.31
2. Railway Transportation Business (kilotonne)
Transportation volume	4,870	3,974	22.54
3. Coal chemicals business (kilotonne)
Methanol production	131	—	—
Sales volume	130	—	—
4. Electrical power business (10,000kWh)
Power generation	37,108	34,940	6.20
Electricity sold	27,513	31,741	-13.32
5. Heat business (10,000 steam tonnes)
Heat generation	74	54	37.04
Heat sold	74	54	37.04

(II)	Operating Performance of the Principal Businesses of the Group - by segment

1. Coal business

(1)	Coal Production and Sales

For the first quarter of 2010, the raw coal production of the Group was 11.06 million tonnes, representing an increase of 2.91 million tonnes or 35.6% as compared with the corresponding period last year. The output of salable coal was 10.42 million tonnes, representing an increase of 2.35 million tonnes, or 29.2%, as compared with that for the corresponding period last year. Salable coal sales volume was 10.39 million tonnes, representing an increase of 2.48 million tonnes or 31.3% as compared with the corresponding period last year, among which, 0.29 million tonnes were sold to the subsidiary within the Group, 10.10 million tonnes were sold in the external market.

The following table sets out the coal production and coal sales of the Group for the first quarter of 2010:

Unit: kilo tonnes

	The first quarter		Increase/decrease (%)
Items	2010	2009
1. Raw coal production	11,061	8,155	35.63
1. The Company	8,223	7,791	5.54
2. Shanxi Neng Hua	286	101	183.17
3. Heze Neng Hua‚	311	—	—
4. Yancoal Australia Ptyƒ	2,241	263	752.09
2. Salable coal production	10,424	8,070	29.17
1. The Company	8,202	7,738	6.00
2. Shanxi Neng Hua	286	101	183.17
3. Heze Neng Hua	239	—	—
4. Yancoal Australia Pty	1,697	231	634.63
3. Salable coal sales volume	10,393	7,915	31.31
1. The Company	7,983	7,534	5.96
2. Shanxi Neng Hua	286	102	180.39
3. Heze Neng Hua	264	—	—
4. Yancoal Australia Pty	1,683	182	824.73
5. Externally purchased coal	177	97	82.47

	Shanxi Neng Hua refers to Yanzhou Coal Shanxi Neng Hua Company Limited
‚	Heze Neng Hua refers to Yanmei Heze Neng Hua Company Limited
ƒ	Yancoal Australia Pty refers to Yancoal Australia Pty Limited

(2)	Coal Prices

With the recovery of the global economy and supported by the domestic macroeconomic situation, the coal price of the Group increased in the first quarter of 2010 as compared to the corresponding period last year.

Unit: RMB/tonne

	The first quarter
	2010	2009	Increase/decrease (%)	2009
1. Company	623.72	515.85	20.91	525.27
2. Shanxi Neng Hua	373.80	242.37	54.23	293.52
3. Heze Neng Hua	752.44	—	—	—
4. Yancoal Australia Pty	589.27	1,050.38	-43.90	737.21
5. Externally purchased coal	680.01	487.33	39.54	540.67
Average product price of the Group	615.50	524.25	17.41	529.16

(3)	Cost of Coal Sales

In the first quarter of 2010, the cost of coal sales business of the Group was RMB3.0103 billion, representing an increase of RMB933.4 million or 45% as compared to the corresponding period last year.

Unit: RMB’000, RMB/tonne

		The first quarter		Increase/decrease (%)
Items		2010	2009
The Company	Total cost of sales	2,111,382	2,030,313	3.99
	Cost of sales per tonne	264.50	269.48	-1.85
Shanxi Neng Hua	Total cost of sales	70,597	32,783	115.35
	Cost of sales per tonne	247.14	319.93	-22.75
Heze Neng Hua	Total cost of sales	172,824	—	—
	Cost of sales per tonne	654.51	—	—
Yancoal Australia Pty	Total cost of sales	704,901	102,935	584.80
	Cost of sales per tonne	418.73	565.87	-26.00
Externally purchased coal	Total cost of sales	118,846	41,044	189.56
	Cost of sales per tonne	671.45	423.13	58.69

In the first quarter of 2010, the cost of coal sales business of Shanxi Neng Hua was RMB 70.597 million, representing an increase of RMB 37.814 million or 115.35% as compared with the corresponding period last year. The cost of coal sales per tonne was RMB 247.14, representing a decrease of RMB 72.79 or 22.8% compared with the corresponding period last year. This was mainly due to the increase of sales volume of the salable coal by 0.18 million tonnes or 180.4% compared with the corresponding period last year.

In the first quarter of 2010, the cost of coal sales business of Yancoal Australia Pty was RMB 704.9 million, representing an increase of RMB 602.0 million or 584.8% as compared with the corresponding period last year. The cost of coal sales per tonne was RMB 418.73, representing a decrease of RMB 147.14 or 26.0% compared with the corresponding period last year. This was mainly due to the acquisition of Felix Resources Limited.

2. Railway transportation

In the first quarter of 2010, the designated railway for coal transportation of the Company completed the carrying capacity of 4.87 million tonnes of coal, representing an increase of 0.9 million tonnes or 22.5% as compared with the corresponding period last year. The Company realized a net income from railway transportation services (income from transport of coal which in settled on the basis of off-mine price and where transportation fees of designated coalmine railway assets are borne by customers) of RMB131.1 million, representing an increase of RMB75.516 million or 135.7% as compared with the corresponding period last year, mainly due to the increase of the standard transportation fee of the designated railway for coal transportation from RMB0.32/tonne per km to RMB0.57/tonne per km since 1st January, 2010; the carrying capacity of which the transportation fee was borne by customers increased by 1.13 million tonnes or 35.3%.

3. Coal chemicals

The following table sets out the operation of methanol business of the Group for the first quarter of 2010:

	Production volume (Kilotonne)	Sales volume (Kilotonne)	Sales Income (RMB’000)	Cost of Sales (RMB’000)
Yulin Neng Hua Note	116	115	196,161	190,130
Shanxi Neng Hua	15	15	27,502	30,972

Note: Yulin Neng Hua refers to Yanzhou Coal Yulin Neng Hua Company Limited

4. Electrical Power

The following table sets out the operation of electricity business of the Group for the first quarter of 2010:

Unit: 10,000 kWh

	Power generation			Electricity sold
	First quarter of 2010	First quarter of 2009	Increase/ decrease (%)	First quarter of 2010	First quarter of 2009	Increase/ decrease (%)
1. Hua Ju Energy Note	27,879	27,350	1.93	25,529	27,350	-6.66
In which: external sales	—	—	—	11,508	10,208	12.74
2. Yu Lin Neng Hua	7,197	4,290	67.76	1,658	1,091	51.97
3. Shanxi Neng Hua	2,032	3,300	-38.42	326	3,300	-90.12

Note: Hua Ju Energy refers to Shandong Hua Ju Energy Company Limited

Unit: RMB’000

	Sales Income			Cost of Sales
	First quarter of 2010	First quarter of 2009	Increase/ decrease (%)	First quarter of 2010	First quarter of 2009	Increase/ decrease (%)
1. Hua Ju Energy	103,111	109,258	-5.63	58,905	55,975	5.23
In which: external sales	43,193	40,832	5.78	18,099	20,892	13.37
2. Yu Lin Neng Hua	3,639	2,502	45.44	5,648	4,057	39.22
3. Shanxi Neng Hua	763	7,737	-90.14	2,573	11,842	-78.27

5. Heat Business

In the first quarter of 2010, Hua Ju Energy generated heat energy of 0.74 million steam tonnes and sold 0.74 million steam tonnes; in which 0.06 million steam tonnes were for external sales, generating sales income of RMB9.658 million on cost of sales of RMB2.048 million.

2.2	Significant movements of the accounting items and financial indicators of the Group and the reasons thereof

1. Significant movements in items of balance sheet and the reasons thereof

Unit: RMB’000

	31 March 2010	1 January 2010	Increase/ decrease (%)	Main reasons for change
Prepayment	336,818	76,448	340.58	The prepayment for operational coal trade was increased by RMB 267.5 million.

Construction in progress	1,646,778	1,180,569	39.49	The construction under progress of the Yancoal Australia Pty increased.

Total assets	63,521,410	62,252,349	2.04	—

Receipt in advance	938,548	1,664,427	-43.61	During the reporting period, the Company settled the receipt in advance of coal of the previous period, which resulted in a decreased by RMB 713.6 million in the receipt in advance.

Tax payable	1,093,834	718,951	52.14	The payable income tax and the value added tax of the Company increased by RMB 177.0 million and RMB 185.7 million respectively.

Other payables	2,002,985	3,312,207	-39.53	The debt of Yancoal Australia Pty was paid off, resulted in a decrease of its payables by RMB 836.6 million; other payables of Yulin Neng Hua were decreased by RMB 120.9 million.

Total liabilities	32,831,458	33,792,852	-2.84	—

2. Significant movements of items in the income statement and the reasons thereof

Unit: RMB’000

	First quarter of 2010	First quarter of 2009	Increase/ decrease (%)	Main reasons for change
Operating income	7,031,835	4,431,609	58.67	The sales income generated from the coal business increased by RMB 1.8916 billion compared to the corresponding period last year, due to the increase of the sales volume of coal; the sales income of the coal business

				increased by RMB 355.1 million compared to the corresponding period last year, due to the increase of the sales price of the coal, the methanol business realized sales income of RMB 223.7 million. No sales income was generated from methanol business in the corresponding period last year.

Cost of operation	3,588,459	2,466,228	45.50	The sales of coal increased resulted in an increase in the cost of coal sales by RMB 933.4 million. The cost of methanol sales was RMB 200.1 million. No cost of sales from methanol business in the corresponding period last year.

Sales expense	276,348	110,852	149.29	The sales expense was increased by RMB 140.0 million due to the acquisition of Felix.

Financial expense	-375,726	-40,158	835.62	The currency exchange profit of Yancoal Australia Pty was increased by RMB 402.9 million compared to the corresponding period last year; the interest expense of Yancoal Australia Pty was increased by RMB 63.4 million compared to the corresponding period last year.

Income tax	585,588	316,614	84.95	The tax payable was increased compared to the corresponding period last year.

Net profit attributable to the shareholders of the Company	2,100,463	722,350	190.78	—

3. Significant movements of items in cash flow statement and the reasons thereof

Unit: RMB’000

	First quarter of 2010	First quarter of 2009	Increase/ decrease (%)	Main reasons for change
Net cash from operating activities	1,471,511	1,051,621	39.93	Cash from received from sales of goods and providing

				labour services increased by RMB 2.1822 billion compared to the corresponding period last year; cash payable for purchasing of goods and receiving labour services increased by RMB 1.1722 billion compared to the corresponding period last year; payables to staff and wages and benefits paid for the staff increased by RMB 426.1 million.

Net cash from investing activities	-643,754	-1,037,373	-37.94	Cash paid for purchasing fixed assets, intangible assets and other long term assets increased by RMB 200.3 million compared to the corresponding period last year; the Company acquired 74% equity interest of Hua Ju Energy at a consideration of RMB 593.2 million in the corresponding period last year; no investment business was incurred during the reporting period.

Net cash from financing activities	-149,844	-10,891	1,275.85	Felix paid off the debt in cash amounting to RMB 623.2 million. A bank borrowing amounting to RMB 544.6 million was received; the interest expense paid by Yancoal Australia Pty was increased by RMB 63.4 million compared to the corresponding period last year.

Net increase in cash and cash equivalents	736,476	3,357	21,838.52	—

2.3	Progress and impact of significant events and analysis of resolution

(1)	Setup of Yanzhou Coal Mining Ordos Neng Hua Company Limited and acquisition of coal chemicals project

As approved at the general managers meeting held on 1 December, 2009, the Company contributed RMB500 million of capital to set up Yanzhou Coal Mining Ordos Neng Hua Company Limited (“Ordos Neng Hua”) in Inner Mongolia Autonomous Region as its wholly-owned subsidiary on 18 December, 2009. Ordos Neng Hua will serve as the management platform for coal mining, coal chemicals and supply of electricity businesses in Inner Mongolia.

Ordos Neng Hua with its own funds amounting to RMB190 million acquired 100% of equity interests of Inner Mongolia Rongxin Chemical Co., Ltd., Inner Mongolia Daxin Industrial Gas Co., Ltd. and Inner Mongolia Yize Mining Investment Co., Ltd held by KingBoard Chemical Holdings Limited (together, the “Target Companies”). The relevant share transfer procedures were completed on 16th April, 2010. The Target Companies shall be responsible for the set-up of the project regarding methanol production with an annual capacity of 0.6 million tonnes.

(2)	Change of the Directors, the Supervisors and the Senior Management of the Company

At the first extraordinary general meeting of 2010 of the Company and the thirteenth meeting of the fourth session of the Board of Directors held on 26 February 2010, Mr. Li Weimin was appointed as a Director and Vice Chairman of the fourth session of the Board.

(3)	Amendments to the “Rules of Procedures for the Board” and the “Rules of Procedures for the Supervisory Committee” of the Company

As approved at the first 2010 extraordinary general meeting held on 26 February 2010, the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited, and the Rules of Procedures for the Supervisory Committee of Yanzhou Coal Mining Company Limited(“Supervisory Committee”), have been amended in accordance with amendments to the listing regulatory requirements and the articles of association of the Company, amendments are made in relation to the duties and power of independent non-executive Directors, composition of specialized committees of the board, composition of the Supervisory Committee as well as the means of notice of Supervisory Committee meetings.

(4)	Amendments to the “Information Disclosure Management System” of the Company

As approved at the thirteenth meeting of the fourth session of the Board held on 26 February 2010, the Information Disclosure Management System of Yanzhou Coal Mining Company Limited was amended. It sets out the system for accountability in respect of major errors in regular information disclosures and the filing system for use of external information and improve the use of external information. It amends the accountability provision in relation to unauthorized disclosure and non-disclosure of material information.

(5)	Progress and the approval of transaction in relation to the investment in and establishment of Yankuang Group Finance Company Limited

Pursuant to the resolutions passed at the thirteenth meeting of the third session of the Board, the “Capital Contribution Agreement in relation to the formation of the Yankuang Group Financial Company Limited” was signed by the Company with Yankuang Group and China Credit Trust Co., Ltd. on 20 April 2010. Approval of the establishment of Yankuang Group Finance Company Limited has been given by the China Banking Regulatory Commission to the Yankuang Group on 16 November 2009. As at the date of disclosure of this Report, the procedures for the establishment of Yankuang Group Finance Company Limited have not been completed.

At the fourteenth meeting of the forth session of the Board held on 23 April 2010, the Board approved the continuing connected transactions including the deposit, borrowings and settlement, and the annual caps from 2010 to 2011 between the Company and Yankuang Group Finance Company Limited.

For further details, please refer to the “Announcement on Connected Transactions of Yanzhou Coal Mining Company Limited” dated 20 April 2010 and the “Announcement in relation to the Resolutions Passed at the Fourteenth Meeting of the Fourth Session of the Board” dated 23 April 2010. The above announcements are posted on the websites of the Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company, and/or within newspapers of China Securities Journal and Shanghai Securities News.

2.4	The performance of undertakings of the Company, the Shareholders and the beneficial controller of the Company

The Company has adopted non-tradable shares reform since 31st March, 2006. The special undertakings made by Yankuang Group as holders of the original non-tradable shares regarding the process of non-tradable shares reform plan, and the performance of such undertakings are as follows:

Name of Shareholder	Special undertakings	Performance of undertakings
Yankuang Group	(1) The original non-tradable shares of the Company held by Yankuang Group should not be traded on stock exchange within forty-eight months from the date of implementation of the relevant share allocation reform plan;	The original non-tradable shares in the Company held by Yankuang Group have not been traded.

(2) In 2006, Yankuang Group would projects relating to coal and electricity which are in line with the Company’s development strategies to the Company in accordance with the relevant PRC regulations, with a view to enhancing the operating results of the Company and reducing connected transactions and competition between Yankuang Group and the Company. Yankuang Group will allow the Company to participate and invest in the coal liquefaction project, which is being developed by Yankuang Group for the purpose of co-development.

In 2006, Yankuang Group completed the transfer of the coal assets and new electricity projects to the Company, which is in line with the Company’s development strategies. The coal liquefaction project is currently under preparation and no material progress has been made in this respect.

(3) All the relevant expenses incurred for implementation of the non-tradable share reform plan would be borne by Yankuang Group.	This undertaking has been duly executed.

2.5	Changes in accounting estimates

Pursuant to the principle of comparability, relevance and prudence in accounting, in the fourteenth meeting convened by the fourth session of the Board of Directors held on 23 April 2010, the Board of Directors considered and approved that the method of amortizing the mining rights fees of the Group will be changed to the unit-of-output method, i.e. the cost of mining rights will be amortized over the output volume of raw coal.

Currently, only the amortization of the mining rights fees of Jining III Coal Mine and Zhaolao Coal Mine will be changed from the original straight-line (over a fixed term) method to the unit-of-output method. The change in accounting estimates this time has no significant impact on the Group. It is expected that the change will result in a decrease by RMB 16.760 million in the cost and an increase by RMB 12.570 million in the net profit of the Group for the year 2010.

2.6	Warning and explanation on reasons for possible loss in accumulated net profit expected to be recorded from the beginning of the year to the end of the next reporting period or material change as compared to those of the corresponding period last year.

Based upon the expectation of an increase in the sales volume of coal of the Group and an increase in the average sales price of coal, the net profit attributable to the Shareholders realized by the Group in the first half of 2010 will increase over 100% as compared with the corresponding period in 2009. The net profit attributable to the Shareholders realized by the Group in the first half of 2009 was RMB 1.9039 billion.

2.7	Implementation of dividend payment policy

To reward Shareholders for their long-term support, the Board of the Company proposed to declare a cash dividend payable in accordance with the Company’s persistent dividend policy at a sum of RMB1,229.6 million (tax inclusive) or RMB0.25 per share (tax inclusive) for the year 2009. During the reporting period, annual general meeting has not been held for considering the dividend distribution. The proposal of dividend distribution will be proposed in the 2009 annual general meeting for consideration, and will be distributed to all Shareholders within two months (if passed) after the convening of the annual general meeting.

§3 Directors

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Li Weimin, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

By order of the Board
Yanzhou Coal Mining Company Limited Wang Xin
Chairman of the Board

Zoucheng, the PRC
23 April 2010

Appendices:

Consolidated Balance Sheet

March 31, 2010

Prepared by : Yanzhou Coal Mining Company Limited	Unit:RMB

ITEMS	AS AT MAR 31, 2010	AS AT JAN 1, 2009

CURRENT ASSET
Cash at bank and on hand	12,640,572,591	12,292,871,151
Tradable financial assets	—	—
Notes receivable	4,831,591,675	4,990,893,624
Accounts receivable	502,778,809	436,554,029
Prepayments	336,817,772	76,447,807
Interest receivable	3,126,871	3,360,866
Dividends receivable	—	—
Other receveiables	373,013,382	295,452,724
Inventories	1,021,378,358	886,361,329
Non-current assets due within one year	—	—
Other current assets	1,918,560,841	1,903,140,401

TOTAL CURRENT ASSETS	21,627,840,299	20,885,081,931

NON CURRENT ASSETS：
Entrust loan	—	—
Available-for-sale financial assets	247,692,899	264,672,846
Held-to-maturity investments	—	—
Long-term accounts receivable	—	—
Long-term equity investments	964,705,547	971,860,469
Investment real estate	—	—
Fixed assets	16,730,194,456	17,079,527,217
Construction in progress	1,646,777,674	1,180,569,132
Construction materials	12,364,488	12,177,834
Disposal of fixed assets	—	—
Intangible assets	19,645,538,650	19,335,817,869
Goodwill	791,598,895	776,861,570
Long-term deferred expenses	15,195,896	15,969,251
Deferred tax assets	1,701,575,407	1,611,884,698
Other non-current assets	117,925,900	117,925,900

TOTAL NON-CURRENT ASSETS	41,873,569,812	41,367,266,786

TOTAL ASSETS	63,501,410,111	62,252,348,717

The financial statements form page 16 to page 24 are signed by the following responsible officers:

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:

Wang Xin	Wu Yuxiang	Zhao Qingchun

Consolidated Balance Sheet (Continued)

March 31, 2010

Prepared by : Yanzhou Coal Mining Company Limited	Unit : RMB

ITEMS	AS AT MAR 31, 2010	AS AT JAN 1, 2009

CURRENT LIABILITIES:
Short-term borrowings	—	—
Tradable financial liabilities	—	—
Notes payable	143,898,872	128,076,028
Accounts payable	1,138,735,591	1,306,859,922
Advances from customers	938,548,414	1,664,427,222
Salaries and wages payable	592,138,205	584,156,171
Taxes payable	1,093,833,717	718,951,045
Interest payable	19,771,741	16,614,257
Dividends payable	265,145	265,145
Other payables	2,002,984,765	3,312,206,691
Non-current liabilities due within one year	1,673,781,971	1,620,196,336
Other current liabilities	1,828,945,673	1,588,973,082

TOTAL CURRENT LIABILITIES	9,432,904,094	10,940,725,899

NON-CURRENT LIABILITIES:
Long-term borrowings	21,411,877,778	20,911,728,000
Long-term payables	12,830,711	12,244,163
Accrued liabilities	120,587,365	122,557,899
Deferred tax liabilities	1,811,104,716	1,791,460,318
Other non-current liabilities	14,953,678	14,136,042

TOTAL NON CURRENT LIABILITIES	23,371,354,248	22,852,126,422

TOTAL LIABILITIES	32,804,258,342	33,792,852,321

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,524,431,233	4,547,651,740
Special reserves	1,578,804,430	1,463,683,312
Surplus reserves	3,241,001,770	3,241,001,770
Retained earnings	16,268,496,319	14,168,033,687
Foreign currencies translation differences	58,561,424	19,014,914

Equity attributable to shareholders of the Company	30,589,695,176	28,357,785,423

Minority interest	107,456,593	101,710,973

TOTAL SHAREHOLDERS' EQUITY	30,697,151,769	28,459,496,396

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	63,501,410,111	62,252,348,717

Balance Sheet of the Parent Company

March 31, 2010

Prepared by : Yanzhou Coal Mining Company Limited	Unit : RMB

ITEMS	AS AT MAR 31, 2010	AS AT JAN 1, 2009

CURRENT ASSET:
Cash at bank and on hand	11,179,060,336	10,245,945,569
Tradable financial assets	—	—
Notes receivable	4,828,157,831	4,989,405,336
Accounts receivable	167,004,119	28,032,690
Prepayments	309,794,740	42,262,430
Intersts receivable	—	—
Dividends receivable	291,649	291,649
Other receveiables	383,359,371	349,562,607
Inventories	555,393,434	394,989,227
Non-current assets due within one year	—	—
Other current assets	1,359,591,510	1,359,591,510

TOTAL CURRENT ASSETS	18,782,652,990	17,410,081,018

NON CURRENT ASSETS：
Entrust loan	5,031,283,052	4,743,313,052
Available-for-sale financial assets	247,692,018	264,671,982
Hold-to-maturity investment	—	—
Long-term accounts receivable	—	—
Long-term equity investments	5,781,862,401	5,789,061,956
Investment real estate	—	—
Fixed assets	6,134,029,200	6,373,159,697
Construction in progress	38,978,744	24,247,529
Materials construction	1,259,016	1,259,017
Disposal of fixed assets	—	—
Intangible assets	602,761,264	607,764,176
Goodwill	—	—
Long-term deferred expenses	—	—
Deferred tax assets	944,103,154	869,395,462
Other non-current assets	117,925,900	117,925,900

TOTAL NON CURRENT ASSETS	18,899,894,749	18,790,798,771

TOTAL ASSETS	37,682,547,739	36,200,879,789

Balance Sheet of the Parent Company (Continued)

March 31, 2010

Prepared by : Yanzhou Coal Mining Company Limited	Unit : RMB

	AS AT MAR 31, 2010	AS AT JAN 1, 2009
ITEMS
CURRENT LIABILITIES:
Short-term borrowings	—	—
Tradable financial liabilities	—	—
Notes payable	143,898,872	128,076,028
Accounts payable	535,383,503	718,406,125
Advances from customers	794,115,572	1,507,734,709
Salaries and wages payable	397,834,165	412,981,808
Taxes payable	1,171,073,303	829,238,278
Interest payable	—	—
Dividends payable	—	—
Other payables	1,741,297,126	1,663,274,171
Non-current liabilities due within one year	12,648,464	12,648,464
Other current liabilities	1,796,796,784	1,560,638,332

TOTAL CURRENT LIABILITIES	6,593,047,789	6,832,997,915

NON-CURRENT LIABILITIES:
Long-term borrowings	—	—
Long-term payable	—	—
Accrued liabilities	—	—
Deferred tax liabilities	46,377,831	50,622,822
Other non-current liabilities	—	—

TOTAL NON-CURRENT LIABILITIES	46,377,831	50,622,822

TOTAL LIABILITIES	6,639,425,620	6,883,620,737

SHAREHOLDERS' EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,655,029,270	4,667,764,243
Special reserves	1,578,804,430	1,463,683,312
Surplus reserves	3,204,455,814	3,204,455,814
Undistributed profits	16,686,432,605	15,062,955,683

TOTAL SHAREHOLDERS’ EQUITY	31,043,122,119	29,317,259,052

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	37,682,547,739	36,200,879,789

Consolidated Income Statement

The 1st Quarter of 2010

Prepared by : Yanzhou Coal Mining Company Limited	Unit : RMB

ITEMS	The 1st Quarter of 2010	The 1st Quarter of 2009

1. TOTAL OPERATING REVENUE	7,031,835,329	4,431,608,759

Including: operating revenue	7,031,835,329	4,431,608,759

2. TOTAL OPERATING COST	4,331,279,981	3,390,251,658

Including : Operating cost	3,588,459,376	2,466,227,760
Operating taxes and surcharges	103,057,414	100,084,929
Selling expense	276,347,896	110,851,687
General and administrative expenses	739,141,478	753,244,851
Financial expenses	-375,726,183	-40,157,569
Impairment loss of assets	—	—
Add : Gain on fair value change (The loss is listed beginning with “-“)	—	—
Investment income (The loss is listed beginning with “-“)	-7,179,264	-220,419
Including: Investment income of associates	—	—
Profit on exchange (The loss is listed beginning with “-“)	—	—
3. Operating profit (The loss is listed beginning with “-“)	2,693,376,084	1,041,136,682
Add : Non-operating revenue	4,063,431	1,195,425
Less: Non-operating expenditures	5,643,394	324,369
Including: Losses on disposal of non-current assets	—	—

4. Total profit (The total loss is listed beginning with “-“)	2,691,796,121	1,042,007,738

Less: Income tax	585,587,869	316,614,220
5. Net profit (The net loss is listed beginning with “-“)	2,106,208,252	725,393,518
Net profit attributed to shareholders of the Company	2,100,462,632	722,349,554
Minority interest	5,745,620	3,043,964
6. Earnings per share
(1) Earnings per share, basis	0.43	0.15
(2) Earnings per share, diluted	0.43	0.15

7. Other comprehensive income	-12,734,973.00	40,710,244

8. Total comprehensive income	2,093,473,279	766,103,762

Income Statement Of the Parent Company

The 1st Quarter of 2010

Prepared by : Yanzhou Coal Mining Company Limited	Unit : RMB

ITEMS	The 1st Quarter of 2010	The 1st Quarter of 2009

1. TOTAL OPERATING REVENUE	5,450,081,625	4,170,145,748
Less: Operating cost	2,553,859,467	2,303,616,152
Operating taxes and surcharges	95,790,939	96,973,640
Selling expense	69,042,657	92,774,120
General and administrative expense	626,693,326	658,216,104
Financial expense	3,985,030	-58,513,309
Impairment loss of assets	—	—
Add: Gain from the fair value changes (The loss is listed beginning with “-“)	—	—
Investment income(The loss is listed beginning with “-“)	64,906,519	61,197,047
Including: Investment income of associates	—	—
2. Operating profit (The loss is listed beginning with “-“)	2,165,616,725	1,138,276,088
Add: Non-operating income	2,600,143	151,126
Less: Non-operating expense	2,687,120	166,995
Including: Loss on disposal of non-current assets	—	—

3. Total profit (The total loss is listed beginning with “-“)	2,165,529,748	1,138,260,219

Less: Income tax	542,052,826	311,887,312
4. Net profit (The net loss is listed beginning with “-“)	1,623,476,922	826,372,907
5. Earnings per share	—	—
(1) Earnings per share, basis	0.3301	0.1680
(2) Earnings per share, diluted	0.3301	0.1680
6. Other comprehensive income	-12,734,973	40,710,244

7. Total comprehensive income	1,610,741,949	867,083,151

Consolidated Cash Flow Statement The 1st Quarter of 2010
Prepared by : Yanzhou Coal Mining Company Limited	Unit : RMB

ITEMS	The 1st Quarter of 2010	The 1st Quarter of 2009
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services	7,505,393,074	5,323,234,980
Tax refunding	16,631,149	—
Other cash received relating to operating activities	5,476,520	86,086,975

Sub-total of cash inflows	7,577,500,743	5,409,321,955

Cash paid for goods and services	2,618,922,145	1,446,746,123
Cash paid to and on behalf of employees	1,484,073,366	1,057,977,279
Taxes payments	1,419,413,906	1,372,837,113
Other cash paid relating to operating activities	583,579,840	480,140,574

Sub-total of cash outflows	6,105,989,257	4,357,701,089

NET CASH FLOW FROM OPERATING ACTIVITIES	1,471,511,486	1,051,620,866

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	—	—
Cash received from return of investments income	—	—
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	814,529	137,630
Net cash received from disposal of sub companies and business units	—	—
Other cash received relating to investing activities	—	—

Sub-total of cash inflows	814,529	137,630
Cash paid to acquire fixed assets, intangible assets and other long-term assets	644,568,092	444,267,821
Cash paid for investments	—	593,243,100
Net increase of pledge loans	—	—
Net cash amounts paid by subsidiaries and other business units	—	—
Other cash paid relating to investing activities	—	—

Sub-total of cash outflows	644,568,092	1,037,510,921

NET CASH FLOW USED IN INVESTING ACTIVITIES	-643,753,563	-1,037,373,291

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors	—	—
Including: Cash received from minority shareholders of subsidiaries	—	—
Cash received from borrowings	544,570,400	—
Cash received from issuing bonds	—	—
Other cash received relating to financing activities	—	—

Sub–total of cash inflows	544,570,400	—

Repayments of borrowings and debts	623,171,025	—
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	71,242,915	10,890,843
Including: Cash paid for distribution of dividends or profits by subsidiaries to minority shareholders	—	—
Other cash paid relating to financing activities	—	—

Sub-total of cash outflows	694,413,940	10,890,843

NET CASH FLOW USED IN FINANCING ACTIVITIES	-149,843,540	-10,890,843
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	58,561,424
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	736,475,807	3,356,732
Add: Cash and cash equivalent, opening	8,522,398,899	8,444,144,457

6. Cash and cash equivalents, closing	9,258,874,706	8,447,501,189

Cash Flow Statement of the Parent Company

The 1st Quarter of 2010

Prepared by : Yanzhou Coal Mining Company Limited		Unit : RMB

ITEMS	The 1st Quarter of 2010	The 1st Quarter of 2009
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services	5,760,786,311	4,830,692,242
Tax refunding	—	—
Other cash received relating to operating activities	61,061,823	68,288,214

Sub-total of cash inflows	5,821,848,134	4,898,980,456

Cash paid for goods and services	2,122,656,623	1,308,671,559
Cash paid to and on behalf of employees	1,161,935,169	856,263,325
Taxes payments	1,235,347,379	1,314,629,447
Other cash paid relating to operating activities	108,048,125	150,371,731

Sub-total of cash outflows	4,627,987,296	3,629,936,062

NET CASH FLOW FROM OPERATING ACTIVITIES	1,193,860,838	1,269,044,394
2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	—	—
Cash received from return of investments	68,203,587	62,420,879
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	591,689	102,852
Net cash amount received from the disposal of subsidiaries and other business units	—	—
Other cash received relating to investing activities	—	—

Sub-total of cash inflows	68,795,276	62,523,731

Cash paid to acquire fixed assets, intangible assets and other long-term assets	41,571,348	172,514,483
Cash paid for investments	—	593,243,100
Net cash amounts paid by subcompanies and other business units	—	—
Other cash paid relating to investing activities	287,970,000	550,000,000

Sub-total of cash outflows	329,541,348	1,315,757,583

NET CASH FLOW USED IN INVESTING ACTIVITIES	-260,746,072	-1,253,233,852
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors	—	—
Cash received from borrowings	—	—
Cash received relating to other financial activities	—	—

Sub-total of cash inflows	—	—

Repayments of borrowings	—	—
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	—	—
Other cash payment relating to financial activities	—	—

Sub-total of cash outflows	—	—

NET CASH FLOW USED IN FINANCING ACTIVITIES	—	—
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	933,114,766	15,810,542
Add: Cash and cash equivalent, opening	6,724,043,764	8,221,690,516
6. Cash and cash equivalents, closing	7,657,158,530	8,237,501,058

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310